Exhibit 99.1

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF JANUARY 14, 2021 – [ ].- ITAÚ UNIBANCO HOLDING S.A. Page2 Itaú Unibanco Holding S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF JANUARY 14, 2021 DATE AND TIME: On January 14, 2021 at 10:00 am. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The totality of the elected members, with the attendance of the Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY TAKEN: Subject to approval of the General Stockholders’ Meeting and on the grounds of sub item 6.8, X of the Company’s Bylaws, it was resolved on the payment of interest on capital in the amount of R$ 0.050160 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$ 0.042636 per share, except for the corporate stockholders able to prove that they are immune or exempt from such withholding. Such payment will be made up to April 30, 2021, with calculation based on the final stockholding position recorded on January 22, 2021. Interest will be recorded as credit to the specific account on January 28, 2021. CLOSING: Once the work was completed, Leila Cristiane Barboza Braga de Melo, secretary to the Board, drafted these minutes, which, after being read and approved by all, were signed by the meeting attendees. São Paulo (SP), January 14, 2021. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, and Pedro Luiz Bodin de Moraes – Board members. São Paulo (SP), January 14, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence